THE FIRST BANCSHARES, INC.

August 28, 2023

VIA EDGAR FILING and E-MAIL: adegbuyiai@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	The First Bancshares, Inc.

Registration Statement on Form S-3

File No. 333-274150

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The First Bancshares, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Wednesday, August 30, 2023, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, THE FIRST BANCSHARES, INC.

By:	/s/ Donna T. (Dee Dee) Lowery
	Name:	Donna T. (Dee Dee) Lowery
	Title:	Executive Vice President and Chief Financial Officer